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                            Quinn & Associates, LLP
                      11400 West Olympic Blvd., 2nd Floor
                           Los Angeles, CA 90064-1544



Ladies and Gentlemen:

        On behalf of Atlantic Central Enterprises, Limited, (the "Company"), we hereby request that the Company's Registration Statement on Form S-8, File No. 333-23921, filed with the Securities and Exchange Commission on March 25, 1997 be withdrawn immediately. Please direct any comments regarding the withdrawal of this filing to the undersigned by mail at the above address or by telephone at (310) 914-0161.

                                        Very truly yours,

                                        Quinn & Associates, LLP


                                        /s/ KEVIN J. QUINN
                                        ----------------------------
                                        Kevin J. Quinn


cc:  M. Watson
     K. Howling